# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zura Bio Limited, CIK 0001855644
CUSIP: G9TY5A101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1489 W. Warm Springs Rd. #110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 05/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001942670
Persons authorized to receive notices and communications: Alejandro Moreno, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400

## Reporting persons
- AI Biotechnology LLC (CIK 0001942670): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,326,090; sole dispositive power 0; shared dispositive power 14,326,090; aggregate amount beneficially owned 14,326,090 (19.9% of the class)
  Comment: (1) The total number of Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares") of Zura Bio Limited (the "Issuer") reported as beneficially owned includes (i) 4,552,725 Class A Ordinary Shares held directly by AI Biotechnology LLC ("AIB") and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial conversion of the Private Placement Warrants (as defined in Item 3 herein) held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker (as defined in Item 5 herein).
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 61,874,998 Class A Ordinary Shares outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 8, 2025 and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AIB.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,326,090; sole dispositive power 0; shared dispositive power 14,326,090; aggregate amount beneficially owned 14,326,090 (19.9% of the class)
  Comment: (1) The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 4,552,725 Class A Ordinary Shares held directly by AIB and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial conversion of the Private Placement Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 61,874,998 Class A Ordinary Shares outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 8, 2025 and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AIB.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,326,090; sole dispositive power 0; shared dispositive power 14,326,090; aggregate amount beneficially owned 14,326,090 (19.9% of the class)
  Comment: (1) The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 4,552,725 Class A Ordinary Shares held directly by AIB and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial conversion of Private Placement Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 61,874,998 Class A Ordinary Shares outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 8, 2025 and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AIB.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,326,090; sole dispositive power 0; shared dispositive power 14,326,090; aggregate amount beneficially owned 14,326,090 (19.9% of the class)
  Comment: (1) The total number of Class A Ordinary Shares of the Issuer reported as beneficially owned includes (i) 4,552,725 Class A Ordinary Shares held directly by AIB and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial conversion of Private Placement Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Ordinary Shares reported as beneficially owned is calculated based on the number of Class A Ordinary Shares described in footnote (1) above and, as the denominator, the sum of (i) 61,874,998 Class A Ordinary Shares outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 8, 2025 and (ii) 9,773,365 Class A Ordinary Shares issuable upon the partial exercise of Private Placement Warrants held by AIB.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Zura Bio Limited
Address of issuer's principal executive offices: 1489 W. Warm Springs Rd. #110, Henderson, Nevada (NV), 89014

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by AI Biotechnology LLC ("AIB"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the Class A Ordinary Shares ("Class A Ordinary Shares") of Zura Bio Limited (the "Issuer").

This Schedule 13D supersedes the Schedule 13G previously filed with the SEC by the Reporting Persons on June 15, 2023, as amended by Amendment No. 1 to Schedule 13G, filed by the Reporting Persons with the SEC on February 14, 2024.
Residence or business address: The principal business address for each of the Reportings Persons is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of each of AIB and AIH is holding strategic investments in a variety of industries worldwide. AIM is the manager of holdings of strategic investments in a variety of industries worldwide. Mr. Blavatnik is the founder of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The jurisdiction of organization for each of AIB, AIH and AIM is the State of Delaware.
Mr. Blavatnik is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to a subscription agreement between the Issuer and AIB dated as of April 26, 2023 (the "2023 Subscription Agreement"), AIB purchased (i) on May 1, 2023, 870,732 Class A Ordinary Shares and (ii) on June 5, 2023, (x) 1,229,268 Class A Ordinary Shares and (y) 2,100,000 private placement pre-funded warrants, each whole pre-funded warrant entitling AIB to purchase one Class A Ordinary Share at an exercise price equal to $0.001 per share (the "2023 Warrants"), at a purchase price of $4.25 per share. AIB funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand. Under the terms of the 2023 Subscription Agreement, the Issuer agreed to prepare and file with the SEC, within 45 days after the closing, a registration statement to register for resale the Class A Ordinary Shares issued under the 2023 Subscription Agreement (the "2023 Class A Ordinary Shares") and the Class A Ordinary Shares issuable upon exercise of the 2023 Warrants (the "2023 Warrant Shares"), and to cause the registration statement to become effective within a specified period after the closing. The Issuer also agreed to use its best efforts to keep such registration statement effective until the earlier of (i) the date on which all of the 2023 Class A Ordinary Shares and 2023 Warrant Shares held by or issuable to AIB may be sold under Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended, without being subject to any volume or manner of sale requirements, (ii) the date on which all of the 2023 Class A Ordinary Shares and 2023 Warrant Shares have actually been sold pursuant to Rule 144 or pursuant to the registration statement and (iii) the date which is two years from the date that the initial registration statement is declared effective (or any Additional Effectiveness Date (as defined in the 2023 Subscription Agreement), if applicable).

Between July 18, 2023 and February 9, 2024, AIB purchased 1,952,725 Class A Ordinary Shares in open market transactions for an aggregate purchase price of $9,782,379.15, at prices and on the dates set forth in Schedule A, filed as Exhibit 99.1 hereto. AIB funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On April 18, 2024, AIB purchased from the Issuer 8,046,346 private placement pre-funded warrants, each whole pre-funded warrant entitling AIB to purchase one Class A Ordinary Share for an exercise price equal to $0.001 per share (the "2024 Warrants"), for a purchase price of $3.108 per share, pursuant to a subscription agreement between the Issuer and AIB dated as of April 18, 2024 (the "2024 Subscription Agreement"). AIB funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand. Under the terms of the 2024 Subscription Agreement, the Issuer agreed to prepare and file with the SEC, within 35 days after the closing, a registration statement to register for resale the Class A Ordinary Shares issuable upon exercise of the 2024 Warrants (the "2024 Warrant Shares"), and to cause the registration statement to become effective within a specified period after the closing. The Issuer also agreed to use its best efforts to keep such registration statement effective until the earlier of (i) the date on which all of the 2024 Warrant Shares held by or issuable to AIB may be sold under Rule 144 without being subject to any volume or manner of sale requirements, (ii) the date on which all of the 2024 Warrant Shares have actually been sold pursuant to Rule 144 or pursuant to the registration statement and (iii) the date which is two years from the date that the initial registration statement is declared effective (or any Additional Effectiveness Date (as defined in the 2024 Subscription Agreement), if applicable).

On November 24, 2024, AIB purchased from Athanor Master Fund, LP ("AMF") and Athanor International Master Fund, LP ("AIMF") 500,000 Class A Ordinary Shares at a price of $2.73 per share, pursuant to a purchase and sale agreement between AMF, AIMF and AIB dated as of November 24, 2024 (the "2024 Purchase Agreement"). AIB funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

On April 17, 2025, AIB (i) surrendered 3,000,000 Class A Ordinary Shares, for no consideration and (ii) the Issuer issued to AIB 3,000,000 private placement pre-funded warrants, each whole pre-funded warrant entitling AIB to purchase one Class A Ordinary Share at an exercise price of equal to $0.001 per share (the "2025 Warrants" and together with the 2023 Warrants and the 2024 Warrants, the "Private Placement Warrants"), pursuant to a share surrender and warrant agreement between the Issuer and AIB dated as of April 17, 2025 (the "2025 Surrender and Warrant Agreement").

On April 24, 2025, AIB purchased from Liminatus Pharma LLC 3,000,000 Class A Ordinary Shares at a price of $1.20 per share, pursuant to a purchase and sale agreement between Liminatus Pharma LLC and AIB dated as of April 24, 2025 (the "2025 Purchase Agreement"). AIB funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

The foregoing descriptions of the 2023 Subscription Agreement, the 2024 Subscription Agreement, the 2024 Purchase Agreement, the 2025 Surrender and Warrant Agreement and the 2025 Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the 2023 Subscription Agreement, the 2024 Subscription Agreement, the 2024 Purchase Agreement, the 2025 Surrender and Warrant Agreement and the 2025 Purchase Agreement, the forms of which are filed as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is hereby incorporated herein by reference.

The Reporting Persons who hold securities of the Issuer directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer's board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Dan Becker, Managing Director at Access Biotechnology, the biopharmaceutical investing arm of Access Industries, currently serves on the board of directors of the Issuer. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional securities of the Issuer in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer's securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The Private Placement Warrants may not be exercised if the aggregate number of Class A Ordinary Shares beneficially owned by the holder thereof immediately following such exercise would exceed 9.99% of the Class A Ordinary Shares outstanding, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended; provided, however, that AIB may increase or decrease the foregoing beneficial ownership limitation by giving notice to the Issuer (such notice not to be effective until the sixty-first day after the notice is delivered to the Issuer), but not to exceed any percentage in excess of 19.99% (such limitations, the "Beneficial Ownership Blocker"). As of the date of this filing, and pursuant to the Beneficial Ownership Blocker, 1,812,878 Class A Ordinary Shares are issuable at any time or times upon the partial conversion of Private Placement Warrants and 7,960,487 Class A Ordinary Shares are issuable upon the partial conversion of Private Placement Warrants, if AIB delivered notice to the Issuer to increase the beneficial ownership limitation to 19.99% (such notice not to be effective until the sixty-first day after the date such notice is delivered to the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

4,552,725 Class A Ordinary Shares and Private Placement Warrants exercisable into 13,146,346 Class A Ordinary Shares, of which 9,773,365 may be deemed to be beneficially owned as of the date of this filing pursuant to the Beneficial Ownership Blocker, are held directly by AIB and may be deemed to be beneficially owned by AIM, AIH and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and AIH, (ii) AIM controls AIH, and (iii) AIH owns all of the voting units of AIB. Each of AIH, AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 hereof is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set form in Item 3 hereof is incorporated herein by reference.

A Joint Filing Agreement, dated as of May 28, 2025, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule A - Transactions in Class A Ordinary Shares.
99.2 Form of Subscription Agreement by and among Zura Bio Limited and the other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 3, 2023).
99.3 Form of Subscription Agreement by and among Zura Bio Limited and other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 23, 2024).
99.4 Purchase and Sale Agreement, dated as of November 24, 2024, by and among Athanor Master Fund, LP, Athanor International Master Fund, LP. and AI Biotechnology, LLC.
99.5 Share Surrender and Warrant Agreement, dated as of April 17, 2025, between Zura Bio Limited and AI Biotechnology, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 17, 2025).
99.6 Purchase and Sale Agreement, dated as of April 24, 2025, by and between Zura Bio Limited and Liminatus Pharma LLC.
99.7 Joint Filing Agreement, dated as of May 28, 2025.
99.8 Limted Power of Attorney, dated as of June 15, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons with the SEC on June 15, 2023).

## Signatures
- AI Biotechnology LLC: /s/ Alejandro Moreno, Alejandro Moreno, Executive Vice President (05/28/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, Alejandro Moreno, Executive Vice President (05/28/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Alejandro Moreno, Executive Vice President (05/28/2025)
- Len Blavatnik: *, Len Blavatnik (05/28/2025)
Comment: * The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.
By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Attorney-in-Fact